FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   18 May 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure: 1

Copy of announcement regarding Final Results sent to the London Stock Exchange on 18 May 2004 press release

PR0415

           PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 31 MARCH 2004

Released: 18 May 2004

-  Strong operating performance delivered across the Group(1):

   - Customer base grew by 14% to 20.7 million (2003 : 18.2 million);
   - Service revenue grew by 23% to GBP5,030 million (2003 : GBP4,097 million);
   - Total revenue grew by 22% to GBP5,646 million (2003 : GBP4,611, million);
   - EBITDA before exceptionals grew to GBP1,367 million (2003 : GBP858 million);
   - Operating profit(2) grew to GBP435 million (2003 : GBP(18) million);

- Group reported first pre-tax profit(3), of GBP95 million (2003 : GBP(10,203) million).

-  Basic earnings per share of 1.9 pence (2003 : (117.0) pence).

-  Group net debt reduced by GBP183 million, to GBP366 million.

(1) Continuing operations. Comparative period is 12 months to 31 March 2003.

(2) Before goodwill and exceptional items. (3) After goodwill and exceptional items


David Varney, Chairman of mmO2 plc, commented:

"These results reflect the fundamental improvement in performance that mmO2 has achieved across the Group since the demerger in November 2001. In their highly competitive markets, our mobile businesses have developed real momentum, and delivered superior revenue growth and substantially improved profitability. Our Airwave business has rolled out its network to two-thirds of Britain's police forces. The Group's central functions have been streamlined, and successful new business initiatives launched, such as the Tesco Mobile joint-venture in the UK and the pan-European Starmap mobile alliance, to sustain our drive for further profitable growth.

Having reported positive full-year earnings and cash-flow for the first time, and with the businesses demonstrating continued positive momentum, we will now review our distribution policy, aiming to update this policy with our Interim Results in November 2004."

                                                      Year ended    Year ended
                                                        31 March      31 March
                                                            2004          2003
                                                            GBPm          GBPm
------------------------------                           ---------    ----------
Turnover (4)                                               5,646         4,611
EBITDA before exceptional items (4)                        1,367           858
Operating profit/(loss) before goodwill and
exceptionals (4)                                             435           (18)
Operating exceptional items                                  (75)       (8,300)
Profit/(loss) on ordinary activities before taxation          95       (10,203)
Net debt                                                     366           549
------------------------------                           ---------    ----------

(4) Continuing operations.


Peter Erskine, Chief Executive of mmO2 plc, commented:

"We are pleased that all our businesses have met or exceeded the targets set out at the start of the year, and delivered strong revenue and profit growth. Across the whole Group we added more than 2.5 million customers in the year, 54% of them on contracts. We grew total revenue by 22%, EBITDA by 59%, and delivered positive earnings per share for the first time.

O2 UK reported its best year ever, growing service revenue by 16% and lifting its EBITDA margin to 30.2%, to hit the target established at demerger. O2 Germany's growth accelerated during the year, adding nearly 1.2 million customers, and at the same time lifting its EBITDA margin to 14.9%. O2 Airwave has now delivered ready-for-service networks to 35 of the country's 51 police forces, is generating material revenue, and achieved EBITDA break-even.

Going forward, our mobile markets remain highly competitive, but all our businesses are well positioned, with real positive momentum which is set to continue and enable us to deliver further profitable growth."
PERFORMANCE HIGHLIGHTS (comparative period: 12 months to 31 March 2003)
O2 UK

   - Total customer base grew by 10% to 13.264 million
   - Blended ARPU grew by 10% to GBP272
   - Service revenue grew by 16% to GBP3,183 million
   - EBITDA before exceptionals grew by 24% to GBP1,041 million
   - EBITDA margin increased to 30.2% (2003 : 27.7%)
   - Capital expenditure of GBP502 million (2003 : GBP362 million)

O2 Germany

   - Total customer base grew by 24% to 5.982 million; 58% of total base contract
   - Blended ARPU grew by 8% to EUR366
   - At constant exchange rates, service revenue grew by 32%
   - EBITDA before exceptionals increased to GBP225 million (2003 : GBP27 million)
   - EBITDA margin increased to 14.9% (2003 : 2.5%)
   - Capital expenditure of GBP308 million (2003 : GBP141 million)

O2 Ireland

   - Total customer base grew by 11% to 1.391 million
   - Blended ARPU increased to EUR559 (2003: EUR546)
   - At constant exchange rates, service revenue grew by 12%
   - EBITDA before exceptionals increased to GBP208 million (2003 : GBP157 million)
   - EBITDA margin increased to 39.3% (2003 : 35.5%)
   - Capital expenditure of GBP52 million (2003 : GBP59 million)

O2 Airwave

   - Capital expenditure increased to GBP243 million (2003 : GBP163 million)
   - Service delivered to 35 police forces by year-end
   - Revenue grew to GBP89 million (2003 : GBP16 million)
   - EBITDA improved to GBP1 million (2003 : GBP(23) million)

SUMMARY FINANCIAL DATA

1        Turnover

                           Year ended   Year ended                 Six months
                             31 March     31 March             ended 31 March
                                 2004         2003                       2004
Continuing operations            GBPm         GBPm                       GBPm
--------------------------     --------     --------                   --------
O2 UK                           3,451        3,025                      1,800
O2 Germany                      1,508        1,060                        789
O2 Ireland                        529          442                        269
Airwave                            89           16                         64
Manx                               50           48                         25
O2 Online &
Products O2                       140           93                         86
Eliminations                     (121)         (73)                       (67)
--------------------------     --------     --------                   --------
Group total                     5,646        4,611                      2,966
--------------------------     --------     --------                   --------



2        EBITDA before exceptional items

                           Year ended   Year ended                 Six months
                             31 March     31 March             ended 31 March
                                 2004         2003                       2004
Continuing operations            GBPm         GBPm                       GBPm
--------------------------     --------     --------                   --------
O2 UK                           1,041          837                        559
O2 Germany                        225           27                        116
O2 Ireland                        208          157                        105
Airwave                             1          (23)                        16
Manx                               23           19                         12
O2 Online &
Products O2                       (43)         (73)                       (18)
Central resources                 (88)         (86)                       (44)
--------------------------     --------     --------                   --------
Group total                     1,367          858                        746
--------------------------     --------     --------                   --------



3        Operating profit/(loss)

                              Year ended  Year ended         Six months ended
                                31 March    31 March                 31 March
                                    2004        2003                     2004
                                    GBPm        GBPm                     GBPm
------------------------------    --------    --------                 --------
O2 UK                                552         359                      309
O2 Germany                           (70)       (235)                     (35)
O2 Ireland                           140          88                       73
Airwave                              (30)        (34)                      (7)
Manx                                  17          12                        9
O2 Online & Products O2              (83)       (122)                     (34)
Central resources                    (91)        (86)                     (47)
------------------------------    --------    --------                 --------
Operating profit/(loss) before
goodwill amortisation and
exceptional items from
continuing operations                435         (18)                     268
Operating loss from
discontinued operations               (1)        (86)                       -
Exceptional items                    (75)     (8,300)                     (75)
Goodwill amortisation               (201)       (374)                    (100)
------------------------------    --------    --------                 --------
Group operating profit/(loss)        158      (8,778)                      93
Share of operating result of
associates and joint ventures          -           5                        2
Loss/provision for loss on sale
of O2 Netherlands                     (5)     (1,364)                       -
Net interest                         (58)        (66)                     (26)
Tax                                   71          55                       74
------------------------------    --------    --------                 --------
Retained profit/(loss) for
the period                           166     (10,148)                     143
------------------------------    --------    --------                 --------
Basic earnings/(loss) per
share (pence)                        1.9      (117.0)                     1.6
------------------------------    --------    --------                 --------


4        Capital expenditure

                           Year ended   Year ended           Six months ended
                             31 March     31 March                   31 March
                                 2004         2003                       2004
Continuing operations            GBPm         GBPm                       GBPm
--------------------------     --------     --------                   --------
O2 UK                             502          362                        285
O2 Germany                        308          141                        176
O2 Ireland                         52           59                         28
Airwave                           243          163                         85
Manx                                9            7                          8
O2 Online &
Products O2                        14           21                          7
Central resources                   2            1                          2
--------------------------     --------     --------                   --------
Group total excluding 3G
licence                         1,130          754                        591
Irish 3G licence                    -           73                          -
German network
sharing agreement                  83           58                         83
--------------------------     --------     --------                   --------
Group total                     1,213          885                        674
--------------------------     --------     --------                   --------

GROUP FINANCIAL RESULTS
Total revenue from continuing operations grew by 22% to GBP5,646 million, driven by continuing customer growth and higher ARPU across the three mobile operating businesses, and the roll-out of the Airwave network. EBITDA from continuing operations, before exceptional items, increased by 59% to GBP1,367 million, and the Group's EBITDA margin improved to 24.2%, from 18.6% in the previous year.

Operating profit from continuing operations, before goodwill and exceptional items, was GBP435 million, compared to a loss of GBP(18) million in the previous year. An exceptional restructuring charge of GBP(75) million was incurred in the year, due to streamlining of the Group's central functions. (Exceptional charges in the previous year were GBP(9,664) million, comprising impairment charges and a provision for the loss on disposal of O2 Netherlands.)

Group operating profit after goodwill amortisation was GBP158 million, compared to a loss of GBP(8,778) million in the previous year. No UMTS licence amortisation was charged in the year. The Group's share of the operating results of associates and joint-ventures was zero for the full-year, with share of the operating profit of the Link offset by share of the start-up operating loss of Tesco Mobile. The Group's net interest charge was reduced to GBP(58) million, from GBP(66) million in the previous year, reflecting the reduction in the Group's net debt.

The Group reported its first full-year profit before tax, of GBP95 million, compared to a loss of (GBP10,203) million in the previous year. A tax credit of GBP71 million was reported, comprising a current tax charge of GBP(13) million and recognition of a deferred tax credit of GBP84 million. Basic earnings per share was 1.9 pence for the year, compared to a loss of (117.0) pence last year.

Capital expenditure, cash flow and net debt
Total capital expenditure in continuing operations increased by GBP328 million in the year, to GBP1,213 million, reflecting higher UMTS network spending in the UK and Germany and acceleration of the O2 Airwave investment programme.

Group net debt fell by GBP183 million, with the growth in EBITDA more than offsetting the increase in capital expenditure in the year. Net debt at the year-end was GBP366 million, compared to GBP549 million at the same time last year.

STRATEGIC AND OPERATIONAL HIGHLIGHTS
Airwave now delivered to 35 police forces
The roll-out of the Airwave network progressed rapidly, and the service was delivered to 25 police forces during the year, including London's Metropolitan Police. By year-end the service had been delivered to 35 of the UK's police forces, with the network roll-out on track for delivery to the remaining 16 forces by the end of 2005.

During the year O2 Airwave was short-listed in the bids for the national contracts to supply communications for the UK's fire and ambulance services. O2 Airwave was also adopted by a number of other public safety organisations, including the Highways Agency, with the value of this new business exceeding GBP50 million over the next ten years.

Tesco Mobile joint-venture acquired 250,000 customers
In early June, O2 UK and Tesco plc announced the creation of a new 50:50 joint-venture, Tesco Mobile, to sell exclusively Tesco branded mobile services in Tesco stores across the UK. For O2, the joint-venture represents an effective way to reach important new customer segments, through one of the UK's most powerful retail channels. During the year O2 UK invested GBP6 million in the joint-venture, which is expected to grow towards two million customers.

The service was launched in late September 2003, just over three months after the agreement was signed, offering a flat rate pre-pay tariff for voice calls and text messages, supermarket style offers, and the chance to earn Clubcard points when buying handsets and call time. By the end of April 2004 Tesco Mobile was available in over 500 stores, with a range of nine handsets, and had signed up 250,000 new customers. (These customers are not reported as part of the O2 UK customer base and are not included in O2 UK's key performance indicators.)

Starmap pan-European mobile alliance launched
In October 2003 mmO2 and other leading independent mobile operators announced the formation of a new mobile alliance to provide seamless, enhanced voice and data solutions for businesses and consumers across Europe. By the year-end the alliance, now branded Starmap, addressed more than 46 million customers in ten territories. The alliance includes only one representative per country, which eliminates the complexities that can arise with multiple in-country partners.

Starmap aims to drive revenue growth by being quick to market with new and innovative cross-border products and services, and Starmap members' customers can already benefit from GPRS and MMS roaming, as well as access to familiar services such as voice-mail and short-code dialling whilst travelling in other alliance countries. Flat-rate roaming tariffs for corporate customers have been introduced in a number of territories. Starmap also aims to deliver operating efficiencies for members, who are currently collaborating on initiatives in the areas of sourcing, technology, and sales to large corporate customers.

Restructuring of central functions completed
During the second half of the year the Group transferred the O2 Online, Products O2 and certain other central functions to the operating businesses, to simplify lines of management, reduce costs, and improve speed of execution. This restructuring, which reduced headcount by 200, led to an exceptional charge of GBP75 million being incurred in the second half, and is expected to generate annual cost savings of GBP40-45 million.

Sale of O2 Netherlands completed
In June 2003 mmO2 completed the sale of O2 (Netherlands) BV, its wholly owned Dutch subsidiary, to Greenfield Capital Partners, for EUR25 million in cash. An operating loss of GBP(1) million, and a further loss on disposal of GBP(5) million, were incurred in the year in respect of this discontinued operation.

New mobile data products and services launched
The Group maintained its strong position in the developing market for mobile data services, launching a number of targeted customer applications and devices.

In June 2003 the Group introduced O2 Active, a branded, intuitive, icon-driven menu that offers customers a simple means to access and navigate a growing range of mobile data and multimedia services such as picture messaging, games, video clips, chat, web browsing and information services. At the year-end, across the Group there were more than 2.7 million O2 Active customers (measured as the number of unique visitors during the previous 90 days).

Several O2 branded devices were launched successfully during the year, including the Xda II, the leading multi-function wireless PDA, launched in October. Building on the success of the original Xda, the Xda II includes a high-quality built-in camera, tri-band functionality, Bluetooth capability, and a tailored O2 Active menu that guides customers to services such as full internet browsing, personal e-mail, multimedia messaging, colour games, video, music, information and alerts. By the year-end approaching 150,000 Xda devices had been sold since the launch of the first model in mid-2002, including more than 65,000 of the new Xda II devices.

In October 2003 O2 launched its mobile video service in the UK, which enables customers to download or stream video content over its existing data network. Accessed via the O2 Active menu, the service is the first of its kind in the UK, and was extended to Germany and Ireland before the year-end. Recently, O2 introduced Europe's first mobile 'over the air' music download service, O2 Music, which enables users to select, play, store and retrieve entire tracks of the latest chart releases direct from their O2 phone onto the specially designed O2 Digital Music Player. Partnering with Universal, Warner, MTV, BMG, Sony and others, O2 is able to offer over 40,000 downloadable songs as well as other music-related services.

At CeBIT, O2 Germany introduced UMTS Laptop cards for corporate customers. The card enables customers to use the high speed UMTS network for data applications such as e-mail, internet browsing, and secure access to corporate networks. O2 Germany also announced at CeBIT the autumn launch of its "surf@home" service, which will allow O2 Homezone customers to connect their home PCs to the Internet via the O2 UMTS network, and forego the need to have a landline connection for internet access.

BUSINESS REVIEW
O2 UK
Full-year results
In the highly competitive UK market, O2 delivered strong growth during the year, with service revenue up 16.3% to GBP3,183 million, and total revenue 14.1% ahead at GBP3,451 million. EBITDA increased by 24.4% to GBP1,041 million and the EBITDA margin improved to 30.2%, from 27.7% last year. Operating profit, before goodwill and exceptionals, increased by 54% to GBP552 million.

The rate of growth accelerated in the second half, with year-on-year service revenue growth of 17.2%, compared to 15.3% in the first half. The second-half EBITDA margin was 31.1%, up from 29.2% in the first half and 28.7% in the second half of last year.

Service revenue growth was driven both by acquisition of new customers and by higher ARPU. O2 UK added 1.214 million net new customers during the year, taking the total active base at the year-end to 13.264 million. Contract customers made up 42.5% of the growth, taking the contract share of the total base to 34.5%, compared to 33.7% at the same time last year. The O2 UK contract offer was particularly successful in the high-value contract consumer market, as well as in both the SME and corporate segments of the business market.

ARPU grew by 10.1% in the year, with strong growth in both voice and data usage more than offsetting the RPI-15% termination rate cut imposed by the regulator from July 2003. Average voice minutes of use per customer increased by 15% to 123 minutes per month. The volume of text messages sent during the year grew by 38% to 8.0 billion, as O2 consolidated its leading position in the UK SMS market.

Contract ARPU increased by 4.4% to GBP525, with the rate of growth accelerating in the second half, reflecting O2's continuing appeal to higher spending consumers, as well as the impact of successful campaigns in the business market, such as the "2-Minute Challenge", and the strengthening of the corporate sales teams. The ARPU of newly acquired contract customers was substantially higher than that of the existing base. Contract SAC fell to GBP160, from GBP177 last year. This reduction partially reflects O2 UK's increased use of ARPU-share incentive arrangements with independent distributors, rather than up-front connection payments, with the aim of driving revenue growth and reducing churn. Contract churn in the year was 26%, down from 28% last year.

Pre-pay ARPU grew by 16.5% during the year, to GBP141. As well as generating higher revenue from existing customers, O2 UK's pre-pay propositions, including the expanding range of innovative text and voice "Bolt-on" packages, are continuing to attract higher spending pre-pay customers onto the network. Pre-pay SAC was reduced to GBP16, from GBP25 last year, despite the entry of new competitors into the market during the year, although the more competitive market environment led to an increase in pre-pay churn to 33%, from 31% in the previous year.

Reduced acquisition costs were driven by increased productivity in O2 UK's own channels, which accounted for more than 40% of gross customer connections in the year, compared to less than 30% in the previous year. During the year 41 new retail stores were opened, taking the total portfolio to 235 stores. Gross connections through the On-line channel doubled in the year to over 1.0 million. Growth from independent channels was maintained, with the strong trading relationships in place delivering significant volumes of high value customers.

The cost of direct subscriber acquisition and retention as a proportion of revenue fell to 15.4% in the year, from 17.0% last year, with the increase in retention costs more than offset by lower acquisition costs. The EBITDA margin before SAC and SRC rose to 45.5%, from 44.7% in the previous year.

O2 UK reported other, non-service revenue of GBP268 million in the year, compared to GBP287 million in the previous year. Revenue from equipment sales was maintained at a similar level to last year, and a reduction in service provider and non-mobile retail revenue in the year was partially offset by increased revenue from national roaming and wholesale contracts.

Capital expenditure was GBP502 million in the year, compared to GBP362 million in the previous year. The increase was mainly due to investment in the UMTS network, and the upgrade of O2 UK's customer billing and relationship management system. Investment in customer systems accounted for around 25% of total capital expenditure in the year, and capabilities implemented during the year included direct connection in-store for consumers acquired through O2 and major third-party retail outlets, rapid on-line credit verification, and on-line provision of propositions for business customers. The new systems enable O2 UK to improve the all-round customer experience, and to focus acquisition and retention resources on target customer segments.

Investment in the UMTS network accounted for almost 20% of O2 UK's total capital expenditure in the year. Roll-out of the UMTS network remains on track to support the launch of services planned for autumn 2004. Investment in the GSM network continued to focus on network quality improvements, including capacity upgrades in areas of high demand. Substantial further improvements were achieved in the interval between dropped calls, and in the proportion of calls completed, with O2 recording the highest level ever reported in the Oftel survey.

Fourth quarter key performance indicators
A total of 211,000 net new customers were added in the quarter, of which 98,000 were contract customers. Contract ARPU improved to GBP525, from GBP512 in the third quarter, reflecting O2 UK's continuing success in the business and high value contract consumer markets. 113,000 net new pre-pay customers were added in the quarter, and pre-pay ARPU grew to GBP141, from GBP137 in the third quarter, reflecting the continuing appeal of O2's propositions to the higher-value segments of the pre-pay market.

Data as a proportion of service revenue grew to 22.3%, from 21.2% in the third quarter. The total number of text messages sent increased by 9.6% quarter-on-quarter, to 2.31 billion, maintaining O2 UK's market leadership in SMS. Non-SMS data services accounted for 8.6% of mobile data revenue, compared to 8.4% in the third quarter, with almost 1.8 million active GPRS customers at the end of the quarter, including 50,000 BlackberryTM device users.

O2 Germany
Full-year results
O2 Germany delivered further strong revenue and EBITDA growth during the year. Service revenue grew by 43%, to GBP1,347 million (EUR1,940 million; at constant exchange rates, service revenue growth was 32%) and total revenue was GBP1,508 million (EUR2,172 million). EBITDA increased to GBP225 million, from GBP27 million last year, and the full-year EBITDA margin was 14.9%, compared to 2.5% in the previous year. The operating loss before goodwill and exceptionals was reduced to GBP(70) million, from GBP(235) million last year. Revenue growth was driven by both customer numbers and higher ARPU. The customer base grew by 24% in the year, with the addition of 1.17 million net new customers taking the total base to 5.98 million, of which 58% were contract customers, compared to 55% a year earlier. The proportion of contract customers in O2's base remains the highest in the German market.

Blended ARPU grew by 7.6% in the year to EUR366, which remains the highest in the German market. Contract ARPU in the year increased by EUR9 to EUR540, and pre-pay ARPU was 7.0% higher at EUR138. ARPU growth during the year was driven by increases in both voice and data usage. Average voice minutes of use in O2 Germany grew by 8.3% to 118 per month. The number of text messages sent in the year increased by 35% to over 1.8 billion.

O2's success in the contract market continued to be driven by the unique Genion Homezone service. At the year-end 73% of contract customers subscribed to this high ARPU service, which provides high quality indoor coverage and differentiated call tariff options based on location. O2 Germany also delivered further successes in the business market, with a 37% increase in business customer numbers, and 13% growth in business customer ARPU.

In the second half O2 Germany increased its focus on the pre-pay market, with a range of new propositions targeted at the high value segments of this market. This resulted in the acquisition of 245,000 net new pre-pay customers in the second half, compared to 89,000 in the first half and 135,000 in the second half of last year.

Pre-pay and contract churn were both 17% in the year, compared to 16% in the previous year. Subscriber acquisition costs remained steady in the year for both pre-pay and contract customers, with the EUR6 increase in blended SAC to EUR172 reflecting the higher proportion of contract customer acquisitions in the mix. Subscriber acquisition and retention costs accounted for 21.1% of total revenue in the year, compared to 19.7% in the previous year, with the increase reflecting the greater number of customer additions as well as the higher proportion of contract customers in the mix.

O2 Germany's EBITDA margin before SAC and SRC increased to 36.0%, from 22.3% last year. As well as strong service revenue growth, O2 Germany's substantial year-on-year EBITDA margin improvement was driven by reductions in operating costs, including network, IT and central overhead costs. National roaming payments were GBP70 million in the year.

Capital expenditure in the year more than doubled to GBP391 million, due to increased investment in the UMTS network roll-out, to meet the licence requirement for 25% population coverage by the end of December 2003. Capital expenditure also included the second payment, of GBP83 million, in respect of the expanded network sharing agreement (the first payment, of GBP58 million, was incurred in the previous year). The UMTS investment programme, including the network sharing payment, accounted for approximately 55% of total capital expenditure in the year.

Fourth quarter key performance indicators
In what is usually the quiet quarter after the Christmas selling season, O2 Germany added 396,000 net new customers, its best ever quarterly performance. Of the total net new additions in the quarter, 234,000 were contract customers, with these mainly signing up for the O2 Genion Homezone service. However 162,000 were pre-pay customers, reflecting a new focus on pre-pay and achieving the highest ever quarterly net additions in the pre-pay market.

Pre-pay and post-pay ARPU both continued to grow steadily, with post-pay up EUR1 in the quarter to EUR540, and pre-pay up EUR3 to EUR138. Blended ARPU was 1.7% higher, at EUR366.

The proportion of service revenue accounted for by mobile data increased to 20.7%, from 19.8% in the third quarter. SMS volumes grew 8.3% quarter-on-quarter, to 507 million, and the share of data revenue generated from non-SMS services grew to 9.7%, from 8.0% in the third quarter.

O2 Ireland
Full-year results
O2 Ireland delivered a strong operational and financial performance in the year, growing service revenue by 21% to GBP500 million (at constant exchange rates, service revenue growth was 11.6%) and reporting total revenue of GBP529 million (2003: GBP442 million).

EBITDA grew to GBP208 million, from GBP157 million last year, and the full-year EBITDA margin improved to 39.3%, from 35.5% last year. Operating profit before goodwill and exceptionals increased to GBP140 million, from GBP88 million last year, and the operating profit margin increased to 26.5%, from 19.9% the previous year.

Service revenue growth was driven both by increased customer numbers and by higher ARPU. During the year O2 Ireland added 136,000 net new customers, taking the total base at year-end to 1.39 million. Most of the net additions were pre-pay customers, which accounted for 72.6% of the total base at the year-end, compared to 70.8% at the same time last year.

Contract ARPU in the year grew by 3.8% to EUR1,061, and pre-pay ARPU was 4.4% higher at EUR357. The higher ARPU was driven by growth of both voice and data usage. Average voice usage by O2 Ireland customers increased by 4.8% in the year, to 197 minutes per month. The number of text messages sent grew by 20.2% to 1.19 billion.

Usage growth was driven by the range of competitive new tariffs offered by O2 Ireland, which also generated demand for more "add-on" text and voice call offers, and by the introduction of targeted new services, including the O2 "All-Ireland" service, which effectively abolishes roaming charges between the Republic of Ireland and Northern Ireland for contract customers.

Full Mobile Number Portability (MNP) was introduced in July 2003 and O2 Ireland launched a range of successful acquisition and retention initiatives. The full-year SAC was flat year-on-year at EUR78, with an increase in the pre-pay SAC offset by a reduction in the contract SAC. Total acquisition and retention costs remained below 10% of total revenue. Contract churn was reduced to 16% for the year, from 17% last year, while pre-pay churn was reduced to 30%, from 36% last year, despite an increasingly competitive market and the introduction of MNP.

In July 2003 O2 Ireland signed a voluntary two-year mobile termination rate reduction agreement with the Irish regulator, ComReg. This commits O2 Ireland to reduce termination rates by CPI-8% on average for each of the next two years, and will ensure that O2 Ireland's termination rates will remain in the bottom quartile of rates in the EU.

O2 Ireland incurred capital expenditure of GBP52 million in the full-year, GBP7 million lower than the previous year. This represented 9.8% of total revenue, compared to 13.3% last year. At the year-end O2 Ireland had achieved UMTS network coverage of 35% of the population and commenced limited services to selected customers, as required under the terms of its Licence. Investment in UMTS represented around 35% of O2 Ireland's total capital expenditure in the year. The cost of rolling out the UMTS network was kept down by building out initially over the existing GSM network.

Fourth quarter key performance indicators
In a traditionally quiet quarter, O2 Ireland added a total of 21,000 net new customers, 86% of them pre-pay. ARPU growth continued, with contract ARPU up EUR13 over the third quarter, to EUR1,061, and pre-pay ARPU EUR2 higher than the third quarter, at EUR357. Data as a proportion of service revenue increased to 23.6%, from 21.1% in the third quarter. The number of text messages sent increased by 12.6%, quarter-on-quarter. The share of mobile data revenue generated from non-SMS services grew to 5.6%, from 3.7% in the third quarter.

O2 Airwave
The roll-out of the Airwave network progressed rapidly, and by the year-end the service had been successfully delivered to 35 of the Britain's 51 police forces, including the London Metropolitan Police which took delivery in October 2003. By the year-end, approximately 50,000 police officers were using the technology, and the service remains on track for delivery to the remaining police forces by the end of 2005.

Revenue for the full year increased to GBP89 million, from GBP16 million last year. With EBITDA for the full year of GBP1 million, compared to GBP(23) million in the previous year, Airwave achieved break-even ahead of previous expectations. Capital expenditure in the year was GBP243 million, compared to GBP163 million last year, reflecting the accelerated pace of the network roll-out.
O2 Airwave is also licensed by the DTI to offer its secure, TETRA-based service to around 100 other defined Public Safety Users in the UK, and during the year contracts worth GBP50 million in total over the next ten years were signed with a number of these bodies, including the UK Atomic Energy Authority, the Ministry of Defence, and the Highways Agency. In addition O2 Airwave has been short-listed for the national contracts to supply communications services to the UK's ambulance and fire services.

Manx Telecom
Manx had 63,000 mobile customers at the year-end, 7% higher than at the same time last year. Total revenue, from both the mobile and fixed businesses, grew 4% in the year to GBP50 million, and EBITDA grew 21% to GBP23 million. Operating profit improved by GBP5 million to GBP17 million, and the operating margin improved to 34%, from 25% in the previous year. Manx incurred capital expenditure of GBP9 million (2003: GBP7 million), to upgrade the existing network and deliver new fixed and mobile services. On 1 January 2004, the government extended Manx Telecom's licence to provide telecommunications services in the island, for a further fifteen years.

O2 Online & Products O2
O2 Online, which acted as the on-line sales channel for O2 UK, generated full-year revenue of GBP140 million, mainly comprising network connection fees received from O2 UK, which are eliminated at Group level. The remaining revenue was generated externally, and included device sales outside the O2 footprint, paid-for alerts and ring-tones, and advertising. At the end of the year, the activities of O2 Online were transferred into O2 UK, to simplify lines of management, reduce costs and improve speed of execution. Products O2 acted as the developer and co-ordinator of the Group's mobile data capabilities. During the second half these activities were transferred into the mobile operating businesses, to move resources closer to the customer and enhance the capabilities of the operating units.

The O2 Online and Products O2 EBITDA loss in the year fell to GBP(43) million, from GBP(73) million last year, mainly due to the increase in connection fees received from O2 UK, following the growth of the Online channel, and reflecting the initial impact of restructuring these activities.

In 2004/05 O2 Online and Products O2 will be eliminated from the Group's segmental reporting. The restructuring is expected to deliver a total reduction in the Group's full-year costs of GBP40-45 million, of which around one-third was achieved in 2003/04. The remaining savings, to be delivered in 2004/05, are expected to be achieved in approximately equal proportion in the activities transferred into O2 UK, and in central resources.

OUTLOOK
Year ending 31 March 2005:

- O2 UK
In a highly competitive market, the Group expects service revenue growth of 5-8%, reflecting the continuing momentum generated by the strong customer growth in 2003/04, partially offset by the substantial cut in termination revenue expected to be incurred.

The EBITDA margin, reported on the same basis as 2003/04, is expected to remain stable. The margin actually reported for 2004/05 will reflect the transfer to O2 UK of a substantial part of the O2 Online and Products O2 functions, partially offset by the efficiencies achieved as a result of the restructuring programme completed in the second half of 2003/04.

- O2 Germany
The Group expects to deliver further strong service revenue growth, and achieve an EBITDA margin for the full year rising to the high teens, and reflecting further rapid growth of the customer base, UMTS network running costs, and the continuing cost of national roaming.

- Group capital expenditure
The Group expects capital expenditure to be slightly higher than in 2003/04. An increase in UMTS investment in the UK is expected to be partially offset by reduced UMTS capital expenditure in Germany. O2 Airwave capital expenditure is expected to be similar to 2003/04.

- UMTS services
The Group expects to launch competitive, commercial services on its UMTS platform later in 2004, having achieved the level of UMTS network coverage and quality required, across all its markets, to enable delivery of a superior customer experience. The Group does not expect UMTS services to become a mass market, generating material revenue, until late 2005.

Distribution policy:

At the time of the demerger it was expected that all available cash from operations would be used to finance the development and growth of the operating businesses and to meet capital and other expenditure requirements. The Company did not anticipate paying dividends in the foreseeable future.

Having reported, for the first time, positive earnings per share and positive cash flow for the full year, and as visibility of the future financial profile of the Group becomes clearer, it is now appropriate to review the distribution policy established at the time of demerger. This will be undertaken during the first half of 2004/05, with the aim of updating the distribution policy at the time of the Interim Results in November 2004.

Cautionary statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-   our annual report and accounts and half-yearly reports;

-   our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs. The information on our website, any web site mentioned in this document or any website directly or indirectly linked to our or any other website mentioned in this document is not incorporated by reference into this document and you should not rely on it.


Preliminary announcement for the year ended 31 March 2004

Group profit and loss account
Year ended 31 March 2004

                                                     Note      2004       2003
                                                               GBPm       GBPm
-------------------------------                        ----  --------   --------
Turnover: group and share of joint ventures and
associates                                                    5,859      5,020
Group's share of joint ventures and associates
turnover                                                       (165)      (146)
-------------------------------                        ----  --------   --------
Group turnover                                          2     5,694      4,874
-------------------------------                        ----  --------   --------
Group turnover comprises:
Continuing operations                                         5,646      4,611
Discontinued operations                                          48        263
-------------------------------                        ----  --------   --------

Net operating expenses (including exceptional items)         (5,536)   (13,652)

EBITDA1 before exceptional items                              1,367        859
Depreciation before exceptional items                          (926)      (932)
Goodwill amortisation before exceptional items                 (201)      (374)
Other amortisation                                               (7)       (31)
-------------------------------                        ----  --------   --------
Operating profit/(loss) before exceptional items                233       (478)
Exceptional items                                       4       (75)    (8,300)
-------------------------------                        ----  --------   --------
Group operating profit/(loss)                           3       158     (8,778)
-------------------------------                        ----  --------   --------
Group operating profit/(loss) comprises:
Continuing operations                                   3       159     (8,658)
Discontinued operations                                 3        (1)      (120)
-------------------------------                        ----  --------   --------

Group's share of operating result of joint ventures
and associates                                                    -          5
-------------------------------                        ----  --------   --------
Total operating profit/(loss)                                   158     (8,773)
Provision for loss on sale of business                            -     (1,364)
Loss on sale of business - discontinued operations               (5)         -
-------------------------------                        ----  --------   --------
Loss on sale of business comprises:
Total loss on sale of business                          4    (1,369)         -
Less provision recognised in the year ended 31 March
2003                                                    4     1,364          -
-------------------------------                        ----  --------   --------

Net interest payable and similar charges                        (58)       (66)
-------------------------------                        ----  --------   --------
Profit/(loss) on ordinary activities before taxation             95    (10,203)
Tax on profit/(loss) on ordinary activities             5        71         55
-------------------------------                        ----  --------   --------
Retained profit/(loss) for the year                             166    (10,148)
-------------------------------                        ----  --------   --------
Basic and diluted earnings/(loss) per share (pence)     6       1.9     (117.0)
-------------------------------                        ----  --------   --------

1EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our associates and joint ventures. EBITDA is not a measure of financial performance under UK or US GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit/(loss) or profit/(loss) on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.



Group statement of total recognised gains and losses
Year ended 31 March 2004

                                                      Note      2004      2003
                                                                GBPm      GBPm
------------------------------                       -------- --------  --------

Profit/(loss) for the financial year                      9      166   (10,148)
Currency translation differences arising on foreign
currency                                                  9     (144)    1,333
net investments in subsidiaries                      -------- --------  --------
------------------------------
Total gains and losses relating to the year                       22    (8,815)
------------------------------                       -------- --------  --------




Group balance sheet
As at 31 March 2004

                                                      Note       2004     2003
                                                                 GBPm     GBPm
-------------------------------                       -------- -------- --------
Fixed assets
Intangible assets                                               7,354    7,582
Tangible assets                                                 3,996    3,875
Investments                                                         5        3
-------------------------------                       -------- -------- --------
                                                               11,355   11,460
-------------------------------                       -------- -------- --------
Current assets
Stocks                                                             84       73
Debtors                                                           943      924
Investments                                                       993      848
Cash at bank and in hand                                           23       68
-------------------------------                       -------- -------- --------
                                                                2,043    1,913
Creditors: amounts falling due within one year                 (1,681)  (1,572)
-------------------------------                       -------- -------- --------
Net current assets                                                362      341
-------------------------------                       -------- -------- --------
Total assets less current liabilities                          11,717   11,801
-------------------------------                       -------- -------- --------
Creditors: amounts falling due after more than one             (1,375)  (1,451)
year
Provisions for liabilities and charges                           (251)    (284)
-------------------------------                       -------- -------- --------
Net assets                                                     10,091   10,066
-------------------------------                       -------- -------- --------
Capital and reserves
Called up share capital                                    9        9        9
Share premium                                              9        3        -
Other reserves                                             9   11,074   12,087
Profit and loss account                                    9     (995)  (2,030)
-------------------------------                       -------- -------- --------
                                                               10,091   10,066
-------------------------------                       -------- -------- --------


Reconciliation of group operating profit/(loss) to operating cash flows
Year ended 31 March 2004

                                                             2004         2003
                                                             GBPm         GBPm
--------------------                                     --------      -------

Group operating profit/(loss)                                 158       (8,778)
Depreciation and amortisation charges                       1,136        9,637
Loss on disposal of fixed assets                                5            8
Increase in stocks                                            (17)          (5)
(Increase)/decrease in debtors                                (88)         166
Increase in creditors                                         142           58
Increase/(decrease) in provisions                              55          (53)
--------------------                                       --------      -------
Net cash inflow from operating activities                   1,391        1,033
--------------------                                       --------      -------

Group cash flow statement
Year ended 31 March 2004

                                                        Note     2004     2003
                                                                 GBPm     GBPm
------------------------------------                     ---- --------- --------

Net cash inflow from operating activities                       1,391    1,033
Returns on investments and servicing of finance                   (62)     (63)
Taxation                                                          (13)      (4)
Capital expenditure and financial investment                   (1,114)    (868)
Acquisitions and disposals (2004: net of GBP10 million
cash                                                               (6)       -
disposed of with O2 Netherlands)                         ---- --------- --------
------------------------------------
Cash inflow before management of liquid resources and
financing 7                                                       196       98
Management of liquid resources                                   (191)      (3)
Financing                                                         (50)     (47)
------------------------------------                     ---- --------- --------
(Decrease)/increase in cash in the year                 7,8       (45)      48
------------------------------------                     ---- --------- --------


Group net debt
As at 31 March 2004

                                                 Note        2004        2003
                                                             GBPm        GBPm
-----------------------------                     -----    --------    --------

Cash at bank and in hand                                       23          68
Current asset investments                                     993         848
-----------------------------                     -----    --------    --------
                                                            1,016         916
Euro medium-term notes (net of issue costs)                (1,012)     (1,015)
Loan notes                                                     (8)        (19)
Obligations under hire purchase contracts                    (325)       (390)
Other loans and borrowings                                    (37)        (41)
-----------------------------                     -----    --------    --------
Net debt                                          7,8        (366)       (549)
-----------------------------                     -----    --------    --------


1.   Basis of preparation

The financial statements for the year ended 31 March 2004 have been prepared in accordance with the accounting policies set out in the Annual Report and Financial Statements for the year ended 31 March 2003.

Certain amounts relating to the prior year have been reclassified to conform to the current year presentation.

2.   Segmental analysis

The segmental disclosures in respect of profit and loss account items are presented below.

                              Group           Depreciation,      Total operating
                           turnover        amortisation and       profit/ (loss)
                                                impairment1
                              GBPm                     GBPm               GBPm
-------------------------     ------                  -------           --------
Year ended 31 March 2004

Continuing operations
Mobile telecommunications
UK                           3,451                      638                346
Germany                      1,508                      295                (72)
Ireland                        529                      120                 87
-------------------------     ------                  -------           --------
Total mobile
telecommunications           5,488                    1,053                361
Mobile internet
services UK                    140                       42                (93)
Other businesses UK            139                       37                (13)
Central overheads and
adjustments                      -                        3                (96)
Inter-segment eliminations    (121)                       -                  -
-------------------------     ------                  -------           --------
                             5,646                    1,135                159
Discontinued operations
Mobile telecommunications
The Netherlands                 48                        1                 (1)
-------------------------     ------                  -------           --------
Group total                  5,694                    1,136                158
-------------------------     ------                  -------           --------

Year ended 31 March 2003
Continuing operations
Mobile telecommunications
UK                           3,025                    2,953             (2,111)
Germany                      1,060                    5,006             (4,979)
Ireland                        442                    1,488             (1,331)
-------------------------     ------                  -------           --------
Total mobile
telecommunications           4,527                    9,447             (8,421)
Mobile internet
services UK                     93                       49               (122)
Other businesses UK             64                       19                (23)
Central
overheads and adjustments        -                        1                (87)
Inter-segment eliminations     (73)                       -                  -
-------------------------     ------                  -------           --------
                             4,611                    9,516             (8,653)
Discontinued operations
Mobile telecommunications
The Netherlands2               263                      121               (120)
-------------------------     ------                  -------           --------
Group total                  4,874                    9,637             (8,773)
-------------------------     ------                  -------           --------


1In the year ended 31 March 2004, depreciation includes a charge of GBP2 million included within exceptional operating costs. In the year ended 31 March 2003, the exceptional depreciation, amortisation and impairment charged to total operating profit of GBP8,300 million comprised a charge of GBP2,401 million in respect of impairment of goodwill and GBP5,899 million in respect of impairment of telecommunications licences and investments held in the Group's businesses.

2Excludes non-operating exceptional impairment charge of GBP1,364 million relating to the sale of O2 Netherlands. 2. Segmental analysis continued

The segmental disclosures in respect of balance sheet items are presented below.

                            Capital  Tangible fixed       Net operating assets/
                       expenditure1          assets             (liabilities) 2
                               GBPm            GBPm                       GBPm
----------------------       --------        --------                   --------
Year ended 31 March 2004
Continuing operations
Mobile telecommunications
UK                              502           2,118                      5,945
Germany                         308           1,051                      3,160
Ireland                          52             233                      1,086
----------------------       --------        --------                   --------
Total mobile telecommunications 862           3,402                     10,191
Mobile internet services UK      12              22                         13
Other businesses UK             252             568                        450
Corporate assets and
adjustments                       2               4                        (65)
----------------------       --------        --------                   --------
                              1,128           3,996                     10,589
Discontinued operations
Mobile telecommunications
The Netherlands                   5               -                          -
----------------------       --------        --------                   --------
Group total                   1,133           3,996                     10,589
----------------------       --------        --------                   --------

Year ended 31 March 2003
Continuing operations
Mobile telecommunications
UK                              362           2,111                      6,226
Germany                         141           1,072                      3,203
Ireland                          57             257                      1,186
----------------------       --------        --------                   --------
Total mobile
telecommunications              560           3,440                     10,615
Mobile internet
services UK                      17              48                         20
Other businesses UK             170             353                        295
Corporate assets and
adjustments                       1               3                       (109)
----------------------       --------        --------                   --------
                                748           3,844                     10,821
Discontinued operations
Mobile telecommunications
The Netherlands                  59              31                         12
----------------------       --------        --------                   --------
Group total                     807           3,875                     10,833
----------------------       --------        --------                   --------


1Capital expenditure comprises tangible fixed asset additions.

2Net operating assets comprise tangible and intangible fixed assets (including goodwill), stocks, debtors, creditors (excluding debt) falling due within and after one year and provisions (excluding deferred tax).

Associates and joint ventures
Total  turnover  for the year ended 31 March 2004 was  GBP5,859  million  (2003:
GBP5,020 million) and included GBP165 million (2003: GBP146 million) representing the Group's share of the turnover of its associates and joint ventures in the UK mobile telecommunications business. The Group's share of associates and joint ventures operating profit was nil (2003: GBP5 million). The related investment carried in the balance sheet is GBP5 million (2003: nil).





3.      Net operating expenses

                                    Continuing          Discontinued     Total
                                    operations            operations
                                          GBPm                  GBPm      GBPm
---------------------------            ---------             --------- ---------
Year ended 31 March 2004
Group turnover                           5,646                    48     5,694
Costs of sales                          (3,291)                  (23)   (3,314)
---------------------------            ---------             --------- ---------
Gross profit                             2,355                    25     2,380
Administrative expenses                 (2,196)                  (26)   (2,222)

Administrative expenses before
exceptional items                       (2,121)                  (26)   (2,147)
Exceptional items                          (75)                    -       (75)
---------------------------            ---------             --------- ---------
Group operating profit/(loss)              159                    (1)      158
---------------------------            ---------             --------- ---------
Year ended 31 March 2003
Group turnover                           4,611                   263     4,874
Costs of sales                          (2,854)                 (206)   (3,060)
---------------------------            ---------             --------- ---------
Gross profit                             1,757                    57     1,814
Administrative expenses                (10,415)                 (177)  (10,592)

Administrative
expenses before exceptional items       (2,115)                 (177)   (2,292)
Exceptional items                       (8,300)                    -    (8,300)
---------------------------            ---------             --------- ---------
Group operating loss                    (8,658)                 (120)   (8,778)
---------------------------            ---------             --------- ---------


4.      Exceptional items

In the year ended 31 March 2004, the Group incurred an exceptional operating charge of GBP75 million in respect of the restructuring of central functions and the resultant rationalisation of the Group's property portfolio. This arose on the transfer of O2 Online, Products O2 and certain other central functions to the Group's operating businesses in the UK, Germany and Ireland and includes provisions relating to redundancies and the termination of property leases. This charge gave rise to a cash outflow of GBP17 million in the year.

The impairment review performed by the Group during the year ended 31 March 2003 resulted in an exceptional operating charge in respect of the Group's continuing businesses of GBP8,300 million. This comprised charges relating mainly to the impairment of UMTS licences and goodwill in O2 UK and O2 Germany (totalling GBP2,300 million and GBP4,700 million respectively) and the impairment of goodwill in O2 Ireland of GBP1,300 million.

On 14 April 2003, the Group announced that it had agreed the sale of its wholly-owned Dutch subsidiary, O2 (Netherlands) B.V. (O2 Netherlands), to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for EUR25 million cash. This sale was completed on 3 June 2003 and took the form of the sale of all the issued shares of O2 Netherlands. In the year ended 31 March 2003, the Group recognised a non-operating exceptional provision for loss on disposal of O2 Netherlands of GBP1,364 million. This represented the impairment of the assets of O2 Netherlands, and goodwill relating to the original purchase of the stake in O2 Netherlands, down to their net recoverable amount which in this case was the sale proceeds less the estimated direct costs of disposal. The total loss on sale arising on completion was GBP1,369 million, which after utilisation of the provision recognised in 2003, resulted in a non-operating exceptional loss of GBP5 million in the year.





5.      Tax on profit/(loss) on ordinary activities

                                                                 2004     2003
                                                                 GBPm     GBPm
---------------------------------                              -------- --------
Current tax
Tax on Group's share of results of associates and joint             1        2
ventures
Adjustments in respect of prior periods                            (1)       -
Non-United Kingdom tax                                             13        8
---------------------------------                              -------- --------
Total current tax charge                                           13       10
---------------------------------                              -------- --------
Deferred tax
Origination and reversal of timing differences                    (86)     (72)
Adjustments in respect of prior periods                             2        7
---------------------------------                              -------- --------
Total deferred tax credit                                         (84)     (65)
---------------------------------                              -------- --------
Tax credit on profit/(loss) on ordinary activities                (71)     (55)
---------------------------------                              -------- --------

6.      Earnings/(loss) per share

                                                                          2004
---------------------------------                                       --------

Profit/(loss) for the financial year (GBP million)                           166
---------------------------------                                       --------

Weighted average number of shares in issue during the year and used      8,671
to calculate basic earnings/(loss) per share (millions)

Dilutive potential ordinary shares (millions)                               44
---------------------------------                                       --------
Weighted average number of shares outstanding during the year and used   8,715
to calculate dilute earnings/(loss) per share (millions)
---------------------------------                                       --------

Basic and diluted earnings/(loss) per share (pence)                        1.9
---------------------------------                                       --------

For the year ended 31 March 2003, the basic and diluted loss per share of 117.0p has been calculated by dividing the loss for the financial year of GBP10,148 million by 8,670 million shares, being the weighted average number of shares in issue during the year.

7.      Analysis of net debt

                              At 1 April      Cash             Other        At
                                    2003      flow          non-cash   31 March
                                                           movements      2004
                                    GBPm      GBPm              GBPm      GBPm
--------------------              --------  --------          --------  --------

Cash at bank and in hand              68       (45)                -        23
Current asset investments            848       191               (46)      993
--------------------              --------  --------          --------  --------
                                     916       146               (46)    1,016
Debt due after one year           (1,048)        -                 5    (1,043)
Debt due within one year             (27)       14                (1)      (14)
--------------------              --------  --------          --------  --------
Obligations under finance
leases and hire purchase contracts  (390)       39                26      (325)
--------------------              --------  --------          --------  --------
                                    (549)      199               (16)     (366)
--------------------              --------  --------          --------  --------



8.      Reconciliation of net cash flow to movement on net debt

                                                               2004       2003
                                                               GBPm       GBPm
------------------------------------                          -------    -------

(Decrease)/increase in cash in the year                         (45)        48
Management of liquid resources                                  191          3
Cash outflow from decrease in net debt                           53         47
------------------------------------                          -------    -------
Decrease in net debt resulting from cash flows                  199         98
Other non-cash movements                                        (16)       (30)
------------------------------------                          -------    -------
Decrease in net debt in the year                                183         68
Net debt at beginning of year                                  (549)      (617)
------------------------------------                          -------    -------
Net debt at end of year                                        (366)      (549)
------------------------------------                          -------    -------


9.      Reconciliation of movements in shareholders' funds

                      Called up     Share      Other   Profit and         Total
                          share   premium   reserves         loss  shareholders
                        capital                           account         funds
                           GBPm      GBPm       GBPm         GBPm          GBPm
--------------------      -------   -------    -------      -------      -------
At 1 April 2002               9         -     22,656       (3,831)      18,834
Retained loss for the year    -         -          -      (10,148)     (10,148)
Reinstatement of goodwill
previously written off to
reserves                      -         -          -           47           47
Transfer from profit and
loss account                  -         -    (10,569)      10,569            -
Currency translation
differences                   -         -          -        1,333        1,333
--------------------      -------   -------    -------      -------      -------
At 31 March 2003              9         -     12,087       (2,030)      10,066
Retained profit for the
year                          -         -          -          166          166
Issue of shares               -         3          -            -            3
Transfer from profit and
loss account                  -         -     (1,013)       1,013            -
Currency translation
differences                   -         -          -         (144)        (144)
--------------------      -------   -------    -------      -------      -------
At 31 March 2004              9         3     11,074         (995)      10,091
--------------------      -------   -------    -------      -------      -------

The financial information contained in this preliminary announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2004 or 31 March 2003. The financial information is derived from the audited statutory consolidated financial statements of the Group for the year ended 31 March 2004 which were approved by the Board of Directors on 17 May 2004. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985. The 2004 financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting.



APPENDIX: FOURTH QUARTER KEY PERFORMANCE INDICATORS

Fourth quarter operational highights Group

- Customer base grew by 3.1% quarter-on-quarter, to 20.7 million
- 630,000 net new customers added (Q3: 855,000), of which 53% post-pay

O2 UK
- Customer base grew by 211,000 to 13.26 million
- Blended ARPU was GBP272 (Q3: GBP264), 10.1% higher than at the start of the year
- Data as % of service revenue increased to 22.3% (Q3: 21.2%)

O2 Germany
- 396,000 net new customers added (Q3: 335,000), of which 59% post-pay
- Customer base grew to 5.98 million, of which 58% post-pay
- Blended ARPU was EUR366 (Q3: EUR360), 7.6% higher than at the start of the year
- Data as % of service revenue increased to 20.7% (Q3: 19.8%)

O2 Ireland
- Customer base grew 1.4% in the quarter to 1.39 million
- Blended ARPU was EUR559 (Q3: EUR556), 2.4% higher than at the start of the year
- Data as % of service revenue increased to 23.6% (Q3: 21.1%)

Mobile data
- Data as % of service revenues increased to 22.0% (Q3: 20.9%)
- Total SMS sent grew by 9.8% in the quarter to 3.17 billion messages
- Total number of active GPRS customers increased to over 2.9 million

1.      Customer numbers

           Customers   Customers  Customers  Customers        Net    Customers
                  at          at         at         a   additions           at
            31 March    30 June      30 Sep     31 Dec     during     31 March
                2003        2003       2003       2003     period         2004
               000's       000's      000's      000's      000's        000's
-----------    --------   --------   --------   --------   --------     --------
O2 UK
Pre-pay         7,989      8,121      8,289      8,574         113       8,687
Post-pay        4,061      4,187      4,334      4,479          98       4,577
-----------    --------   --------   --------   --------    --------    --------
    Total      12,050     12,308     12,623     13,053         211      13,264
-----------    --------   --------   --------   --------    --------    --------

O2 Germany

Pre-pay         2,182      2,243      2,271      2,354         162       2,516
Post-pay        2,630      2,794      2,980      3,232         234       3,466
-----------    --------   --------   --------   --------    --------    --------
    Total       4,812      5,037      5,251      5,586         396       5,982
-----------    --------   --------   --------   --------    --------    --------

O2 Ireland

Pre-pay           889        903        901        992          18       1,010
Post-pay          366        369        373        378           3         381
-----------    --------   --------   --------   --------    --------    --------
    Total       1,255      1,272      1,274      1,370          21       1,391
-----------    --------   --------   --------   --------    --------    --------

Manx
Pre-pay            38         42         46         40           2          42
Post-pay           21         21         21         21           0          21
-----------    --------   --------   --------   --------    --------    --------
    Total          59         63         67         61           2          63
-----------    --------   --------   --------   --------    --------    --------

mmO2
Group
Pre-pay        11,098     11,309     11,507     11,960         295      12,255
Post-pay        7,078      7,371      7,708      8,110         335       8,445
-----------    --------   --------   --------   --------    --------    --------
    Total      18,176     18,680     19,215     20,070         630      20,700
-----------    --------   --------   --------   --------    --------    --------

Pre-pay
percentage       61.1%      60.5%      59.9%      59.6%       46.8%       59.2%
Post-pay
percentage       38.9%      39.5%      40.1%      40.4%       53.2%       40.8%
-----------    --------   --------   --------   --------    --------    --------



2.      Average revenue per user(1) (ARPU) - GBP

3 months ended:    31 March      30 June      30 Sep      31 Dec      31 March
                       2003         2003        2003        2003          2004
                        GBP          GBP         GBP         GBP           GBP
  ----------------   --------     --------    --------    --------      --------
O2 UK (2)
12 month rolling
Pre-pay                 121          128         133         137           141
Post-pay                503          504         508         512           525
Blended                 247          254         259         264           272

Monthly average
Pre-pay                  10           11          12          12            12
Post-pay                 41           42          45          43            45
Blended                  20           22          23          23            23
----------------     --------     --------    --------    --------      --------

O2 Germany
12 month rolling
Pre-pay                  83           87          90          93            96
Post-pay                341          353         363         373           375
Blended                 219          229         239         249           254

Monthly average
Pre-pay                   7            8           8           8             8
Post-pay                 29           32          32          31            30
Blended                  19           21          21          21            20
----------------     --------     --------    --------    --------      --------

O2 Ireland
12 month rolling
Pre-pay                 220          226         236         245           248
Post-pay                656          675         700         725           736
Blended                 351          359         372         385           388

Monthly average
Pre-pay                  19           20          22          21            20
Post-pay                 57           60          65          60            61
Blended                  30           32          34          33            32
----------------     --------     --------    --------    --------      --------

(1) ARPU in all businesses includes revenue from inbound roaming.

(2) O2 UK ARPU currently includes Mobile Number Portability (MNP) revenue, and is based on Gross Service Revenue, before deduction of wholesale discounts.


3.      Average revenue per user(1) (ARPU) - EURO

3 months ended:    31 March      30 June      30 Sep      31 Dec      31 March
                       2003         2003        2003        2003          2004
                        EUR          EUR         EUR         EUR           EUR
 -----------------   --------     --------    --------    --------      --------
O2 Germany
12 month rolling
Pre-pay                 129          131         133         135           138
Post-pay                531          535         538         539           540
Blended                 340          348         354         360           366

Monthly average
Pre-pay                  10           11          12          12            11
Post-pay                 43           46          46          45            44
Blended                  28           30          31          31            30
-----------------    --------     --------    --------    --------      --------

O2 Ireland
12 month rolling
Pre-pay                 342          342         349         355           357
Post-pay              1,022        1,024       1,037       1,048         1,061
Blended                 546          545         551         556           559

Monthly average
Pre-pay                  28           28          31          31            29
Post-pay                 85           85          92          87            89
Blended                  45           45          49          47            45
-----------------    --------     --------    --------    --------      --------

Euro rates
Quarterly            1.4939       1.4248      1.4310      1.4341        1.4718
Annually             1.5569       1.5166      1.4802      1.4461        1.4405
-----------------    --------     --------    --------    --------      --------

(1) ARPU in all businesses includes revenue from inbound roaming.



4.      Subscriber Acquisition Costs (SAC)

12 months ended:       31 March 2002        31 March 2003        31 March 2004
                                 GBP                  GBP                  GBP
 -------------------        ----------           ----------           ----------
O2 UK
Pre-pay                           53                   25                   16
Post-pay                         180                  177                  160
Blended                           90                   79                   64
 -------------------        ----------           ----------           ----------
O2 Germany - GBP
Pre-pay                           44                   16                   17
Post-pay                         160                  161                  175
Blended                           95                  107                  119
O2 Germany - EURO
Pre-pay                           71                   25                   24
Post-pay                         259                  251                  252
Blended                          154                  166                  172
 -------------------        ----------           ----------           ----------
O2 Ireland - GBP
Pre-pay                           44                   30                   37
Post-pay                         202                  158                  146
Blended                           75                   50                   54
O2 Ireland - EURO
Pre-pay                           71                   46                   53
Post-pay                         327                  246                  211
Blended                          122                   78                   78
 -------------------        ----------           ----------           ----------



5.      Subscriber churn

12 months ended:       31 March 2002        31 March 2003        31 March 2004
                                   %                    %                    %
 -------------------        ----------           ----------           ----------
O2 UK
Pre-pay                           32                   31                   33
Post-pay                          31                   28                   26
Blended                           32                   30                   30
 -------------------        ----------           ----------           ----------
O2 Germany
Pre-pay                           35                   16                   17
Post-pay                          21                   16                   17
Blended                           28                   16                   17
 -------------------        ----------           ----------           ----------
O2 Ireland
Pre-pay                           44                   36                   30
Post-pay                          23                   17                   16
Blended                           38                   31                   26
 -------------------        ----------           ----------           ----------



6.      Voice minutes of use (mou) - blended monthly average

12 months ended:         31 March 2003       30 Sept 2003        31 March 2004
--------------------       ----------          ----------           ----------
O2 UK                             107                 115                  123
O2 Germany                        109                 113                  118
O2 Ireland                        188                 192                  197
--------------------         ----------          ----------           ----------

(1) Includes total incoming and billable outgoing minutes.

7.      Data as percentage of service revenues

3 months ended:    31 March      30 June      30 Sep      31 Dec      31 March
                       2003         2003        2003        2003          2004
                          %            %           %           %             %
-------------        --------     --------    --------    --------      --------
O2 UK                  19.4         18.3        19.4        21.2          22.3
O2 Germany             21.0         18.2        19.1        19.8          20.7
O2 Ireland             17.4         16.1        18.4        21.1          23.6
-------------        --------     --------    --------    --------      --------
O2 Group               19.6         18.1        19.2        20.9          22.0
-------------        --------     --------    --------    --------      --------

12 months ended:   31 March      30 June      30 Sep      31 Dec      31 March
                       2003         2003        2003        2003          2004
                          %            %           %           %             %
-------------        --------     --------    --------    --------      --------
O2 Group               17.4         18.2        19.0        19.8          20.1
-------------        --------     --------    --------    --------      --------

8.      SMS messages

3 months ended:   31 March     30 June      30 Sep      31 Dec      31 March
                      2003        2003        2003        2003          2004
                   million     million     million     million       million
-------------     --------    --------    --------    --------      --------

O2 UK                1,688       1,729       1,861       2,106         2,309
O2 Germany             365         405         423         468           507
O2 Ireland             294         280         272         301           339
Manx                     8           8          21          16            19
-------------       --------    --------    --------    --------      --------
O2 Group             2,355       2,422       2,577       2,891         3,174
-------------       --------    --------    --------    --------      --------


mmO2 Contacts:

Richard Poston                              David Boyd
Director, Corporate Communications          Head of Investor Relations
mmO2 plc                                    mmO2 plc

richard.poston@o2.com                       david.boyd@o2.com
t: +44 (0)1753 628039                       t: +44 (0)1753 628230

David Nicholas                              Simon Gordon
Director of Communications                  Press Relations Manager
mmO2 plc                                    mmO2 plc
david.nicholas@o2.com                       simon.gordon@o2.com
t: +44 (0) 771 575 9176                     t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

        All mmO2 Group news releases can be accessed at our web site:
                                www.mmo2.com







                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 18 May 2004                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary